Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-166862

PROSPECTUS SUPPLEMENT

BIOTIME, INC.

COMMON SHARE PURCHASE WARRANTS
Exercisable at $2.00 per share

We are extending the expiration date of our common share purchase warrants that expire on October 31, 2010.  Because October 31 is a Sunday, we are extending the warrant expiration date and time until 5:00 p.m. New York time on Monday, November 1, 2010.  Trading of the warrants on the NYSE Amex will continue through October 29, 2010.

We will also permit exercises of the warrants to be accepted by the warrant agent through a notice of guaranteed delivery from a bank, a trust company, or a New York Stock Exchange member guaranteeing delivery of a properly completed and executed warrant certificate.  Warrant holders who choose to exercise their warrants through a notice of guaranteed delivery must pay the exercise price of their warrants and deliver the notice of guaranteed delivery to the warrant agent by facsimile telecopy or otherwise not later than 5:00 p.m. New York time on Monday, November 1, 2010.  The warrant agent will not honor a notice of guaranteed delivery unless the warrant agent receives payment of the exercise price of the warrants and the notice of guaranteed delivery by 5:00 p.m. New York time on the warrant expiration date, and the warrant agent receives a properly completed and executed warrant certificate by the close of business (5:00 p.m. New York time) on the third business day after the warrant expiration date.

Warrant holders who desire to exercise their warrants should deliver their properly completed warrant certificates and notices of guaranteed delivery to the warrant agent, American Stock Transfer & Trust Company, by hand, mail, express mail, or overnight courier at the following address:

American Stock Transfer & Trust Company
Attn:  Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

Notices of guaranteed delivery (but not warrant certificates) may also be delivered to the warrant agent by facsimile at (718) 234-5001.  All facsimile transmissions should be confirmed by contacting the warrant agent by telephone at 1-877-248-6417.

BioTime suggests that you send funds for the payment of the warrant exercise price by wire transfer to American Stock Transfer & Trust Company, Warrant Agent, JP Morgan Chase Bank WIRE CLEARING ACCOUNT ABA #021000021, Account 530354624, Attention: Reorg. Dept.

This prospectus supplement should be read in conjunction with our prospectus dated June 18, 2010.

These securities involve a high degree of risk and should be purchased only by persons who can afford the loss of their entire investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 12, 2010